File No. 70-8461


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 10
                             (Post-Effective No. 7)
                                       TO
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

   ALABAMA POWER COMPANY                             GULF POWER COMPANY
   600 North 18th Street                            500 Bayfront Parkway
Birmingham, Alabama  35291                        Pensacola, Florida  32501

   GEORGIA POWER COMPANY                          MISSISSIPPI POWER COMPANY
 333 Piedmont Avenue, N.E.                             2992 West Beach
  Atlanta, Georgia  30308                       Gulfport, Mississippi  39501

                       SAVANNAH ELECTRIC AND POWER COMPANY
                               600 East Bay Street
                             Savannah, Georgia 31401

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

 Art P. Beattie, Vice President,                Warren E. Tate, Secretary
     Secretary and Treasurer                          and Treasurer
      Alabama Power Company                        Gulf Power Company
      600 North 18th Street                       500 Bayfront Parkway
   Birmingham, Alabama  35291                   Pensacola, Florida  32501

Judy M. Anderson, Vice President               Michael W. Southern, Vice
     and Corporate Secretary               President, Secretary and Treasurer
      Georgia Power Company                     Mississippi Power Company
    333 Piedmont Avenue, N.E.                        2992 West Beach
     Atlanta, Georgia  30308                  Gulfport, Mississippi  39501

                   Kirby R. Willis, Vice President, Treasurer
                           and Chief Financial Officer
                       Savannah Electric and Power Company
                               600 East Bay Street
                             Savannah, Georgia 31401

                   (Names and addresses of agents for service)

          The Commission is requested to mail signed copies of all orders, notices and communications to:

     W. L. Westbrook                              John D. McLanahan, Esq.
Financial Vice President                           Troutman Sanders LLP
  The Southern Company                          600 Peachtree Street, N.E.
270 Peachtree Street, NW                                Suite 5200
 Atlanta, Georgia  30303                       Atlanta, Georgia  30308-2216


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ITEM 1.        DESCRIPTION OF PROPOSED TRANSACTIONS.
               Item 1 is hereby amended by adding thereto the following:
               "Alabama proposes, in addition to a Special Purpose Subsidiary organized as either a limited liability company or a limited partnership, to organize its Special Purpose Subsidiaries as trusts, Alabama Power Capital Trust II, Alabama Power Capital Trust III and Alabama Power Capital Trust IV (individually, a "Trust" and collectively, the "Trusts").
               Each of the Trusts is a statutory business trust formed under Delaware law pursuant to the filing of its respective certificate of trust with the Delaware Secretary of State on November 27, 1996. Each Trust's business is defined in a separate trust agreement, each such trust agreement executed by Alabama, as Depositor, and the Delaware Trustee (the "Trustee") thereunder and filed as Exhibits A-1, A-2 and A-3 hereto. It is proposed that each trust agreement will be amended and restated in its entirety, substantially in the forms of Exhibits A-4, A-5 and A-6 hereto, on the date of the offering by such Trust (the "Trust Agreement"). Each of the Trusts exists for the exclusive purposes of (i) issuing its Trust Preferred Securities (as defined below) and its Trust Common Securities (as defined below)(the Trust Preferred Securities and the Trust Common Securities of each Trust being herein referred to as the "Trust Securities" of such Trust) which represent the undivided beneficial interests in the assets of such Trust, (ii) investing the gross proceeds of its Trust Securities in a series of Junior Subordinated Notes (as defined below) of Alabama and (iii) engaging in only those other activities necessary, appropriate, convenient or incidental thereto. The term of each of the Trusts will be set forth in the related Trust Agreement.
               It is proposed that each of the Trusts will issue only one series of Trust Preferred Securities (the "Trust Preferred Securities"). The aggregate liquidation amount of the Trust Preferred Securities issued by the Trusts hereunder will not exceed $250,000,000. The distribution rate to be borne by the Trust Preferred Securities of each of the Trusts will not exceed 12.5% per annum (expressed as a percentage of liquidation amount) and shall also be the distribution rate for the respective Trust Common Securities and the interest rate for the related Junior Subordinated Notes (the "Securities Rate"). It is proposed that each of the Trusts will issue its Trust Common Securities (the "Trust Common Securities"), registered in the name of Alabama, to Alabama. The Trust Common Securities of each Trust will represent approximately 3% undivided beneficial interests in the assets of the Trust. The proceeds realized by each of the Trusts from the sale of its Trust Preferred Securities, together with Alabama's payment to such Trust for its Trust Common Securities, will be loaned to Alabama, such loan to be evidenced by a related series of Alabama's Junior Subordinated Notes (the "Junior Subordinated Notes") equal in aggregate principal amount to the aggregate liquidation amount of such Trust's Trust Securities. It is proposed that the Junior Subordinated Notes will have maturities of up to 50 years and will not be convertible into any other securities or assets of Alabama or of any of the Trusts.
               The holders of Trust Preferred Securities and Trust Common Securities of each of the Trusts will receive as distributions on payment dates their pro rata shares of payments received by such Trust on its Junior Subordinated Notes, except that, in the event of default by Alabama on such Junior Subordinated Notes, the payment entitlement of Alabama as holder of the Trust Common Securities of such Trust will be subordinated to the payment entitlement of the investors as holders of such Trust Preferred Securities. Each respective Trust Agreement will provide that holders of Trust Preferred Securities will have only the rights expressly granted to them by such Trust Agreement, including the right to receive distributions and certain consensual rights expressly provided.
               It is proposed that each of the Trusts will issue and sell its Trust Preferred Securities pursuant to a separate underwriting agreement among such Trust, Alabama and the underwriters thereunder. Pursuant to such underwriting agreement, the underwriters will purchase the Trust Preferred Securities from such Trust at an aggregate purchase price equal to the aggregate liquidation amount of such Trust Preferred Securities. In addition, in view of the fact that the proceeds of the sale of the Trust Preferred Securities will be loaned to Alabama, Alabama will agree to pay the underwriters' compensation for their services in an amount not exceeding 4% of the aggregate liquidation amount of such Trust Preferred Securities.
               Cash distributions on the respective Trust Securities will be cumulative from the date of original issuance of such Trust Securities at the applicable Securities Rate and will be payable periodically in arrears as described in the related Trust Agreement. Such distributions in arrears for more than one such period will bear interest thereon at the Securities Rate. Each related series of Junior Subordinated Notes will similarly bear interest at the Securities Rate. Alabama will have the right from time to time to defer the payment of interest on such Junior Subordinated Notes for a period specified in the related Supplemental Indenture, at the end of each of which extension periods all accrued and unpaid interest (together with interest thereon at the Securities Rate) will be due and payable. As a consequence of any such extension of the interest payment period on the Junior Subordinated Notes, periodic distributions on the Trust Preferred Securities would be correspondingly deferred.
               Alabama will guarantee (the "Guarantee") the following payments with respect to the Trust Preferred Securities of each Trust to the extent not paid by the respective Trust:
               (i) any accrued and unpaid distributions that are required to be paid on the Trust Preferred Securities but if and only if and to the extent such Trust shall have funds legally and immediately available therefor, (ii) the redemption price, including all accrued and unpaid distributions to the date of redemption, with respect to any Trust Preferred Securities called for redemption by such Trust but if and only to the extent that such Trust has funds legally and immediately available therefor, and (iii) upon a dissolution, winding-up or termination of such Trust (other than in connection with the distribution of Junior Subordinated Notes to the holders of its Trust Preferred Securities (as described below) or the redemption of all of the Trust Preferred Securities of such Trust), the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on its Trust Preferred Securities to the date of payment, to the extent such Trust has funds legally and immediately available therefor, and (b) the amount of assets of such Trust remaining available for distribution to holders of its Trust Preferred Securities in liquidation of such Trust. Each issue of the Trust Securities is subject to mandatory redemption upon repayment of the related Junior Subordinated Notes at maturity or upon their earlier redemption. Each series of the Junior Subordinated Notes may be redeemed, in whole or in part, at the option of Alabama at any time on or after the date set forth in the related Supplemental Indenture. In addition, upon the occurrence of certain special events arising from a change in law or a change in legal interpretation or other specified circumstances relating to tax matters and the Investment Company Act of 1940, as amended, Alabama shall have the option to redeem the Junior Subordinated Notes (and thus cause the redemption of the Trust Securities). Alabama will also have the right at any time to terminate a Trust and cause the related Junior Subordinated Notes
               to  be  distributed  to  the  holders  of  the  Trust   Preferred
               Securities of such Trust in liquidation thereof.
               It is contemplated that, for Federal income tax purposes, each of the Trusts will be treated as a passive grantor trust and not as a partnership. Accordingly, as in the case of a limited liability company or limited partnership Special Purpose Subsidiary, none of the Trusts will be subject to tax and Alabama and investors holding Trust Preferred Securities will be treated as the owners of the respective Trust and will be required to include in income their proportionate shares of the income of such Trust. However, the information reporting procedure for the Trusts would differ from the procedures used when the Special Purpose Subsidiary is a limited liability company or a limited partnership. Investors would receive tax reporting information from their brokers on an IRS Form 1099, rather than the Schedule K-1.
               It is anticipated that each of the Trusts will be exempt from status as an "investment company" under the Investment Company Act of 1940, as amended, in reliance on the finance subsidiary rule (Rule 3a-5).
               The proceeds from the sale of its Trust Preferred Securities will be loaned by each of the Trusts to Alabama, such loan to be evidenced by the respective Junior Subordinated Notes and ultimately will be used by Alabama in connection with its ongoing construction program, to pay scheduled maturities and/or refundings of its securities, to repay short-term indebtedness to the extent outstanding and for other general corporate purposes. None of such proceeds will be used by Alabama or any associate company thereof for the acquisition of an interest in an "exempt wholesale generator" or a "foreign utility company" as defined in Sections 32 and 33, respectively, of the Act.
               It is considered that the record is now complete with respect to the issuance by each of the Trusts of its Trust Preferred Securities and the related issuance by Alabama of the related series of Junior Subordinated Notes and the Guarantees as described herein. Accordingly, an order with respect to such transactions is hereby requested. It is hereby requested that jurisdiction be reserved with respect to the other transactions proposed in these proceedings."

ITEM 2. FEES, COMMISSIONS AND EXPENSES.
               The estimated fees and expenses to be incurred by Alabama in connection herewith are as follows:

                                                                      Each
                                                       Initial     Additional
                                                      Issuance      Issuance

Filing fees - Securities and Exchange Commission.....  $ 121,213           --
Fees and Expenses of Trustees........................      9,500        9,500
Listing on New York Stock Exchange...................     86,300           --
Printing charges.....................................     30,000       10,000
Rating Agency Fees...................................    107,000       65,000
Services of Southern Company Services, Inc...........     30,000       15,000
Fees and Expenses of counsel.........................     90,000       55,000
Blue sky fees and expenses...........................      3,500        3,500
Fees of accountants, Arthur Andersen LLP.............     42,000       25,000
Miscellaneous........................................     15,487        7,000
                                                        --------     --------
               TOTAL.................................  $ 535,000    $ 190,000
                                                        ========     ========

ITEM 3.        APPLICABLE STATUTORY PROVISIONS.
               Item 3 is hereby amended by adding thereto the following:
               "Rule 54 Analysis: The proposed transaction is also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.
               The Southern Company ("Southern") currently meets all of the conditions of Rule 53(a). At December 31, 1996, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $922,341,743, or about 25.61% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 1996 ($3,601 million). In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating Company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Accordingly, since the requirements of Rule 53(a) are currently met and none of the circumstances described in Rule 53(b) has occurred, the provisions of Rule 53(c) are currently inapplicable.
               Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there is no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing (viz. approval for certain financing transactions by Alabama) would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers." ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

         A.    Exhibits:

                  A-1  - Trust  Agreement of Alabama  Power  Capital Trust II.
                         (Designated   in  Form   S-3   File   Nos.   333-17333,
                         333-17333-01,   333-17333-02,   and  333-17333-03,   as
                         Exhibit 4.4-A.)

                  A-2  - Trust  Agreement of Alabama  Power Capital Trust III.
                         (Designated   in  Form   S-3   File   Nos.   333-17333,
                         333-17333-01,   333-17333-02,   and  333-17333-03,   as
                         Exhibit 4.4-B.)

                  A-3  - Trust  Agreement of Alabama  Power  Capital Trust IV.
                         (Designated   in  Form   S-3   File   Nos.   333-17333,
                         333-17333-01,   333-17333-02,   and  333-17333-03,   as
                         Exhibit 4.4-C.)

                  A-4  - Form of Amended  and  Restated  Trust  Agreement  for
                         Alabama Power Capital Trust II. (Designated in Form S-3 File Nos. 333-17333, 333-17333-01, 333-17333-02, and
                         333-17333-03, as Exhibit 4.5-A.)

                  A-5  - Form of Amended  and  Restated  Trust  Agreement  for
                         Alabama Power Capital Trust III. (Designated in Form S-3 File Nos. 333-17333, 333-17333-01, 333-17333-02,
                         and 333-17333-03, as Exhibit 4.5-B.)

                  A-6  - Form of Amended  and  Restated  Trust  Agreement  for
                         Alabama Power Capital Trust IV. (Designated in Form S-3 File Nos. 333-17333, 333-17333-01, 333-17333-02, and
                         333-17333-03, as Exhibit 4.5-C.)

                  B-1  - Form of Subordinated  Note Indenture  between Alabama
                         Power Company and The Chase Manhattan Bank, as Trustee. (Designated in Form S-3 File Nos. 333-17333, 333-17333-01, 333-17333-02, and 333-17333-03, as
                         Exhibit 4.1.)

                  B-2  - Form of Supplemental  Indenture to Subordinated  Note
                         Indenture between Alabama Power Company and The Chase Manhattan Bank, as Trustee. (Designated in Form S-3 File Nos. 333-17333, 333-17333-01, 333-17333-02, and
                         333-17333-03, as Exhibit 4.2.)

                  B-3  - Forms  of   Guarantee   with  respect  to  Preferred
                         Securities of Alabama Power Capital Trust II, Alabama Power Capital Trust III and Alabama Power Capital Trust
                         IV. (Designated in Form S-3 File Nos. 333-17333, 333-17333-01, 333-17333-02, and 333-17333-03, as
                         Exhibits 4.8-A, 4.8-B and 4.8-C.)

                  C-1  - Registration  Statement  under the Securities Act of
                         1933. (Filed electronically December 5, 1996, File Nos.
                         333-17333,     333-17333-01,      333-17333-02,     and
                         333-17333-03.)

         B.    Financial Statements.

               Balance sheet of Alabama at September 30, 1996. (Designated in Alabama's Form 10-Q for the quarter ended September 30, 1996, File No. 1-3164.)

               Statements of Income of Alabama for the periods ended September 30, 1996. (Designated in Alabama's Form 10-Q for the quarter ended September 30, 1996, File No. 1-3164.)


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                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Date: January 10, 1997                      ALABAMA POWER COMPANY


                                            By: /s/Wayne Boston_____________
                                              Wayne Boston,  Assistant Secretary



                                           GEORGIA POWER COMPANY


                                            By: /s/Wayne Boston_____________
                                              Wayne Boston,  Assistant Secretary



                                            GULF POWER COMPANY


                                            By: /s/Wayne Boston_____________
                                              Wayne Boston,  Assistant Secretary



                                            MISSISSIPPI POWER COMPANY


                                            By: /s/Wayne Boston_____________
                                              Wayne Boston,  Assistant Secretary



                                            SAVANNAH ELECTRIC AND POWER COMPANY


                                            By: /s/Wayne Boston_____________
                                              Wayne Boston,  Assistant Secretary